Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the six month period ended
June 30, 2009
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(50,836)
Plus:
Fixed Charges (excluding capitalized interest)	154,076

Total Earnings	$103,440

Fixed Charges:
Interest expensed and capitalized	$152,822
Amortized premiums, discounts, and capitalized expenses related to indebtedness	90
An estimate of the interest component within rental expense	1,164

Total Fixed Charges before preferred dividends	154,076

Preferred dividends	11,386
Ratio of pre tax loss to net loss	1.335

Preferred dividend factor	15,200

Total fixed charges and preferred stock dividends	$169,276

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(50,836)
Plus:
Fixed Charges (excluding capitalized interest)	84,997

Total Earnings	$(34,161)

Fixed Charges:
Interest expensed and capitalized	$83,743
Amortized premiums, discounts, and capitalized expenses related to indebtedness	90
An estimate of the interest component within rental expense	1,664

Total Fixed Charges before preferred dividends	84,997

Preferred dividends	11,386
Ratio of pre tax loss to net loss	1.335

Preferred dividend factor	15,200

Total fixed charges and preferred stock dividends	$100,197

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	Due to the Company’s pre-tax loss for the six month period ended June 30, 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $65.5 million to achieve a ratio of 1:1 during the first half of 2009.